Exhibit 99.1

Castrol invests in Gogoro, a two-wheeler battery swapping leader

London and Taipei, June 25, 2024 – Castrol, a global leader in lubricants and part of the bp group, today announced an investment of up to US$50 million in Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery-swapping ecosystems that enable smart mobility solutions for cities.

In the first tranche of the investment, Castrol Holdings, an affiliate of Castrol, will invest US$25 million in ordinary shares of Gogoro. This investment is expected to be followed by a second US$25 million investment in the form of a convertible note, which is subject to the consummation of certain transactions by the parties in connection with their business collaboration.

The first tranche investment will result in Castrol acquiring approximately 5.72% of Gogoro’s outstanding ordinary shares and it will be Castrol’s first step to unlock diversification opportunities beyond its core lubricants and fluids business under its new ‘Onward, Upward, Forward’ strategy.

“Two-wheelers are a critical part of our global product portfolio and as our customers transition to electric two-wheelers the Castrol brand has an important role to play in the eco-system,” said Michelle Jou, CEO Castrol. “Gogoro is a global leader in two-wheeler battery swapping and our investment in Gogoro is a strategic step towards diversifying our portfolio, remaining relevant in our customers’ lives, embracing new opportunities to future-proof our iconic 125-year-old brand and to create additional value for our shareholders.”

Gogoro’s vision is to accelerate the urban shift to sustainable two-wheel transportation in the world’s most densely populated cities. At the heart of Gogoro’s ecosystem is an open and interoperable battery swapping platform for lightweight two-wheeler and three-wheeler urban vehicles.

“Gogoro’s proven battery swapping platform and smart electric two-wheeler vehicles have demonstrated how cities can be transformed when given access to smart, sustainable and convenient portable power. This investment by Castrol is a testament to this success and enables us to expand even faster,” said Horace Luke, Founder and CEO of Gogoro.

—Ends—

Notes to Editors:

About Gogoro Battery Swapping

Gogoro battery swapping is a new generation of swappable battery refueling that is smart, safe, and continually optimizing itself to be dynamic and versatile for riders, businesses, and communities. In Taiwan, the Gogoro Network supports more than 600,000 vehicles and has more than 1.3 million smart batteries in circulation through its network of 12,500 battery swapping stations. The Gogoro Network supports 450,000 daily battery swaps with more than 590 million total battery swaps to date. The Gogoro battery-swapping network is available in 45 cities around the world, serving 2.8 million ecosystem subscribers.

About Castrol

Castrol, one of the world’s leading lubricant brands, has a proud heritage of innovation and fueling the dreams of pioneers. Our passion for performance, combined with a philosophy of working in partnership, has enabled Castrol to develop lubricants and greases that have been at the heart of numerous technological feats on land, air, sea and space for over 125 years. Castrol is part of the bp group and serves customers and consumers in the automotive, marine, industrial and energy sectors. Our branded products are recognized globally for innovation and high performance through our commitment to premium quality and cutting-edge technology. To find out more about Castrol, visit www.castrol.com or contact bppress@bp.com.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized and awarded by Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles” and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-looking statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential second tranche investment, the potential signing and/or closing of the definitive agreements in respect of a contemplated electric two-wheeler joint venture, the potential issuance of the convertible note by Gogoro, the strategic cooperation of Gogoro and Castrol Holdings, and the growth prospects of Gogoro. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Gogoro’s control, which may cause Gogoro’s actual results, performance or achievements to differ materially from those in the forward-looking statements. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. All information contained in this communication is based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any such information, except as required by law.

Castrol Media contact:

bp press office London, bppress@bp.com, +44 7919 217511

bp press office USA

Gogoro Media contact:

Jason Gordon

+1 206 778 7245

jason.gordon@gogoro.com